                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9
                                (Amendment No. 1)

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/3
                            (Name of Subject Company)

                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/3
                       (Name of Persons Filing Statement)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                    COPY TO:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000

ITEM 1.             SECURITY AND SUBJECT COMPANY.

                    This Statement relates to units of limited partnership interest of Consolidated Capital Institutional Properties/3, a California limited partnership (the "Partnership"), with its business address located at 1873 South Bellaire
         Street, 17th Floor, Denver, Colorado, 80222.

ITEM 2.             TENDER OFFER OF THE BIDDER

                    This Statement relates to a tender offer for units of the Partnership by AIMCO Properties, L.P., a Delaware limited partnership (the "AIMCO OP"), with its business address located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

ITEM 3.             IDENTITY AND BACKGROUND

         (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

         (b) The tender offer is being made pursuant to an Offer to Purchase, dated May 19, 1999 (the "Offer to Purchase"), a copy of which is included as Exhibit (a)(2) hereto. The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer" and "The Offer -- Section 11. Conflicts of Interest" and Transaction with Affiliates in the Offer to Purchase is incorporated herein by reference.

ITEM 4.             THE SOLICITATION OR RECOMMENDATION.

         (a), (b) The information set forth in the Supplement to the Offer to Purchase (the "Supplement"), dated July 1, 1999, under "The Offer --
         Section 10. Position of the General Partner of Your Partnership With Respect to the Offer" is incorporated herein by reference. The Supplement is included as
         Exhibit (a)(4) hereto.

ITEM 5.             PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                    Not applicable.

ITEM 6.             RECENT TRANSACTIONS AND INTENT WITH RESPECT TO
                    SECURITIES.

         (a) The information set forth in the Offer to Purchase under "The Offer --Section 9. Background and Reasons for the Offer -- Prior Tender Offers" and "The Offer -- Section 13. Certain Information Concerning Your Partnership -- Beneficial Ownership of Interests in Your Partnership is incorporated herein by reference."

         (b) Units held by AIMCO Properties, L.P. or its affiliates will not be tendered.

ITEM 7.             CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE
                    SUBJECT COMPANY.

         (a)- (b)   Not Applicable.

ITEM 8.             ADDITIONAL INFORMATION TO BE FURNISHED.

                    The Offer to Purchase and the Supplement are incorporated herein by reference.

ITEM 9.             MATERIAL TO BE FILED AS EXHIBITS

         (a)(1) Letter to Limited Partners, dated May 19, 1999 (previously filed).

         (a)(2)     Offer to Purchase, dated May 19, 1999 (Exhibit (a)(1) to the
                    Schedule 14D-1 of AIMCO Properties, L.P., dated May 19, 1999, is incorporated hereby by reference)

         (a)(3) Letter of Transmittal, dated May 19, 1999 (Exhibit (a)(2) to the Schedule 14D-1 of AIMCO Properties, L.P., dated May 19, 1999, is incorporated herein by reference).

         (a)(4) Supplement to the Offer to Purchase, dated July 1, 1999 (Exhibit (a)(4) to Amendment No. 1 to the Schedule 14D-1 of AIMCO Properties, L.P., dated July 1, 1999, is incorporated herein by reference).

         (b)        Not Applicable.

         (c)        Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 1999


                                   CONSOLIDATED CAPITAL
                                   INSTITUTIONAL PROPERTIES/3
                                   a California limited partnership



                                   By: CONCAP EQUITIES, INC.
                                       its General Partner

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President